Exhibit 4.42

MANUFACTURE and SUPPLY AGREEMENT

THIS AGREEMENT is effective from the 3rd day of March, 2003

BETWEEN:

BONE CARE INTERNATIONAL, INC., a corporation incorporated under the laws of Wisconsin, having its head office at 1600 Aspen Commons, Middleton, Wisconsin, U.S.A., 53562, carrying on business as Bone Care (“Bone Care”);

AND:	DRAXIS PHARMA INC., a corporation incorporated under the laws of Canada having its principal place of business at 16751 Trans-Canada Highway, Kirkland, Quebec, H9H 4J4 (“Draxis”);

WHEREAS Bone Care desires to have Draxis manufacture and supply the Product listed in Schedule “A” attached hereto in accordance with the provisions of this Agreement;

AND WHEREAS the Parties have already agreed upon a proposal with respect to the terms related to the technical transfer activities necessary to transfer the Product to the Facility;

AND WHEREAS the Parties now wish to confirm the terms related to the ongoing commercial Formulation of the Product at the Facility;

NOW THEREFORE in consideration of the mutual covenants and agreements in this Agreement, Bone Care and Draxis agree with each other as follows:

ARTICLE I

INTERPRETATION

1.1           Defined Terms.      As used in this Agreement, the following terms have the following meanings unless the context clearly requires otherwise:

“Active Ingredient” means the Product active ingredient (doxercalciferol) supplied by Bone Care to Draxis.

“Adverse Drug Event Reports” Means the report of any adverse event associated with the use of the product in humans, whether or not considered drug related.

“Affiliate(s)” means with respect to any Party hereto, any entity which directly or indirectly controls, is controlled by or is under common control with any such Party.  The term “control” means the power to direct the affairs of such entity by reason of ownership of at least fifty percent (50%) of such entity by voting stock, equity interest, contract or otherwise.

“Agreement” means this Manufacture and Supply Agreement and all schedules and instruments supplemental to or amending or confirming it.

“Annual Forecasts” has the meaning ascribed thereto in Section 4.1 (a) hereof.

“Annual Volume Discount Entitlement” has the meaning ascribed thereto in Section 2.3(d) hereof.

“Batch” means a production batch of Product as specified in Section 4.4 hereof.

“Business Day(s)” means any day(s) other than Saturday, Sunday or a holiday generally recognized in Canada or the United States.

“Calendar Year (s)” means the period January 1 through to December 31 of any given yearof the Term, provided that the first and last Calendar Years of the Term may be for less than a full twelve (12) month period.

“Capital Plan” has the meaning ascribed in Section 2.2(c) hereof and referenced in Schedule “F” to this Agreement.

“Commercially Reasonable Efforts” means reasonable efforts and resources at least equal to those normally used by, in the case of Draxis, a prudent pharmaceutical contract manufacturer using such efforts to perform obligations similar to those which are incumbent upon Draxis pursuant to the terms of this Agreement and, in the case of Bone Care, by a prudent purchaser of pharmaceutical products using such efforts to perform obligations similar to those which are incumbent upon Bone Care pursuant to the terms of this Agreement.

“Deposit” has the meaning ascribed thereto in Section 2.1(d) hereof.

“Facility” means Draxis’ facility located at 16751 Trans-Canada Highway, Kirkland, Quebec, Canada and, subject to Bone Care’s prior written approval, such other facilities used by Draxis in the Formulation of Product hereunder.

“FDA” means the United States Food and Drug Administration or any successor to it.

“Field Alert Reports” means any reported information concerning:

(i)        any incident that causes the drug product or its labeling to be mistaken for, or applied to, another article; or

(ii)       any bacteriological contamination, or any other significant chemical, physical, or other change or deterioration in the distributed drug product, or any failure of one or more of the distributed batches of the drug product to meet the specifications established for it in the Product NDA.

“Firm Zone” has the meaning ascribed thereto in Section 4.2 (a) hereof.

“Force Majeure” has the meaning ascribed thereto in Section 8.2(a) hereof.

“Formulate” or “Formulated” means to effect the operation required in the manufacture, processing, testing, packaging, or storage, as the case may be, of the Product by Draxis.

“Formulation” or “Formulating” means any operation required in the manufacture, processing, testing, packaging, labelling, or storage, as the case may be, of the Product by Draxis from raw material input through batch release from Draxis’ Quality Assurance Department.

“Good Manufacturing Practices” or “cGMP” means current Good Manufacturing Practices and all other applicable laws, regulations and rules in the United States and Canada related to the Product including, without limitation, as set out in the guidelines published as the Good Manufacturing Practices for Drug Manufacturers and Importers by the Health Products and Food Branch of Health Canada, as amended from time to time, for the manufacture of pharmaceutical products and the Current Good Manufacturing Practices as defined in United States 21 CFR 210, 211 et. seq., as amended from time to time.  Manufacture of the Product must be in compliance with the cGMP requirements of the country where the Product is to be distributed.

“Governmental Authority” or “Governmental Authorities” means any court, tribunal, arbitrator, agency, commission, official or other instrumentality of Canada or the United States, any foreign country or any territory, or any domestic or foreign state, province, country, city or other political subdivision thereof.

“Handling Charges” means all freight, transportation, insurance, customs duties and brokerage charges relating to the Product and the movement of the Product.

“HPF” means both the Therapeutic Products Directorate and the Inspectorate of the Health Products and Food Branch of Health Canada, or any successor to it.

“Incoterms 2000” means the International Commercial Terms published by the International Chamber of Commerce, as amended from time to time, codifying the contractual rules for the interpretation of standardized commercial terms for transactions.

Incoterms 2000 shall be deemed to have been incorporated by reference in this Agreement except in so far as they may conflict with any other provisions of this Agreement in which case the Agreement provisions shall prevail.

“Indemnitees” means either Party, as the case may be, and that Party’s shareholders, directors, officers, employees, agents and representatives.

“Industry Price Index” means the Consumer Price Index for Canada (P119500), as published by The Bank of Canada, or a successor agency, or if this index ceases to be published, the factor provided by any other comparable guide as agreed to by both Parties.

“Law” means any law, statute, rule, regulation, guideline (including current Good Manufacturing Practices), ordinance or other pronouncement of any Governmental Authority having the effect of law in Canada, the United States, any foreign country or any territory or any domestic or foreign state, province, county, city or other political subdivision, and which is relevant to the Product Formulated hereunder.

“Licences” means the licences issued to Bone Care by the relevant Governmental Authority for the Formulation and manufacture of the Product.

“Losses” mean any and all damages, fines, fees, settlements, payments, obligations, penalties, deficiencies, losses, including, without limitation, losses of revenues, costs and expenses (including without limitation, interest, court costs, reasonable fees of attorneys, accountants and other experts and other reasonable expenses of litigation or other proceedings or of any claim, default or assessment).

“Materials” mean all raw materials, ingredients, packaging materials and any other materials used in the Formulation of Product by Draxis but excludes the Product Active Ingredient.

“Material Zone” has the meaning ascribed thereto in Section 4.2(b) hereof.

“Minimum Guarantee” has the meaning ascribed thereto in Section 2.1 (b) hereof.

“Open Zone” has the meaning ascribed thereto in Section 4.2(c).

“Party” means either Bone Care or Draxis, individually; “Parties” means Bone Care and Draxis collectively.

“Person(s)” means any natural person, entity, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental Authority.

“Proceeding” means applicable action, claim, suit, proceeding, arbitration or Governmental Authority action, notification, investigation or audit.

“Product” means the product to be Formulated by Draxis for Bone Care in accordance with the specific terms of this Agreement, as more particularly described in Schedule “A” to this Agreement, as such schedule is amended from time to time by mutual agreement of the Parties.

“Price” means the price for the Product listed in the attached Schedule “C” to this Agreement, and, thereafter the price for the Product established in accordance with Section 2.3.

“Quality Manual” means the Bone Care & Draxis. Hectorol® Injection Drug Product Quality Manual, attached hereto in Schedule G, the content of which applies to Hectorol® Injection drug product manufactured by Draxis for Bone Care.

“*** Rolling Forecast (s)” has the meaning ascribed thereto in Section 4.1(b) hereof.

“Sample Forecast” has the meaning ascribed thereto in Section 4.1 hereof and shall be in the form annexed as Schedule “B” to this Agreement.

“Specifications” means the procedures, requirements (regulatory or otherwise), standards and other items necessary to Formulate the Product, as described in Schedule “D” to this Agreement and, subject to Section 2.4, as may be amended by Bone Care.

“Technical Transfer Terms” means the agreed upon terms by which the Product is transferred into the Facility for Formulation, the details of which are set in Production Proposal No. SPD-A2-NTS-001.1 entered into between the Parties on April 12, 2002 and attached hereto as Schedule “H”.  To the extent of any inconsistency between the Proposal and the Agreement, the Agreement shall govern to the extent of such inconsistency.

“Term” means the term of this Agreement as defined in Article VII hereof.

1.2           Incorporation of Schedules.  Schedules and other documents attached or referred to in this Agreement are an integral part of the Agreement, including the following:

Schedule “A”       Description of Product

Schedule “B”        Sample Forecast

Schedule “C”        Product Price

Schedule “D”        Specifications

Schedule “E”        Volume Discount Plan

Schedule “F”        Capital Plan

Schedule “G”        Quality Manual

Schedule “H”        Production Proposal

1.3           Accounting Terms.  Accounting terms not specifically defined in this Agreement are to be construed in accordance with United States generally accepted accounting principles.

1.4           Currency.  Except as otherwise expressly stated, all dollar amounts referred to in this Agreement are in United States dollars.

1.5           General.  Section headings in this Agreement are for convenience only and shall not be used in interpreting this Agreement.  The Agreement shall be read with such changes in gender or number as the context requires.

ARTICLE II

MANUFACTURING AND SUPPLY

2.1           Agreement to Formulate Product.

(a)           In consideration of the execution of Bone Care’s obligations hereunder, for the duration of this Agreement, Draxis shall Formulate the Product in the Facility for Bone Care and supply Product to Bone Care in accordance with the terms and conditions set out in this Agreement, in quantities sufficient to satisfy Bone Care’s requirements as set forth in the Quarterly Rolling Forecast provided to Draxis.

(b)           In consideration of the Formulation and supply of Product to Bone Care in accordance with this Agreement, subject to the provisions of Section 4.3 and 7.2(d) herein, Bone Care shall, for the duration of this Agreement, purchase Product from Draxis in quantities and on terms of supply in accordance with this Agreement.  ***

***

(c)           Subject to Section 2.4 and the provisions of Schedule “F” of this Agreement, the equipment costs required for the Facility to Formulate the Product shall be borne by Draxis provided, however, that Bone Care will reimburse Draxis for costs related to purchasing one set of dedicated changed parts (filling needles, pistons, etc.) for each ampoule filler required to Formulate the Product.

(d)           ***

2.2           Terms of Supply.

(a)           Long Term Supply.  Subject to early termination of this Agreement in accordance with the provisions of Section 7.2 hereof, Draxis shall Formulate the Product for Bone Care for the duration of this Agreement.

(b)           Raw Materials and Supplies.  Draxis shall purchase from third parties such quantities of Materials as Draxis requires to produce the Product to be sold to Bone Care hereunder; provided, however, that Bone Care shall supply to Draxis the Product Active Ingredient for use in Formulating the Product.  Draxis agrees that it shall not use such Active Ingredient for any other purpose other than Formulating such Product.  Draxis shall not sell the Product to any other person, company or entity other than Bone Care. The cost of shipping and delivery of the Active Ingredient to Draxis shall be solely Bone Care’s obligation, provided, however, that Draxis shall take reasonable measures to ensure that the Active Ingredient is stored at the Facility in accordance with such Active Ingredient specifications, in accordance with the requirements set forth in Paragraph G entitled “Environmental Requirements – Doxercalciferol Storage” at page 6 of the Quality Manual, and in accordance with reasonable customary industry practice.

(c)           Capital.  Capital requirements and related costs necessary for Draxis to Formulate Product in accordance with the provisions of the Agreement and the Technical Transfer Terms shall be in accordance with the provisions of Schedule “F” (“Capital Plan”).

2.3           Consideration.

(a)           Price of Product.  ***

(b)           Price Adjustments.  ***

(c)           Effective Date of Price Adjustments.  ***

(d)           Volume Discount.  ***

(e)           Payment.  ***

(f)            Taxes.  ***

2.4           Costs of Changes.

Bone Care shall be responsible for costs associated with changes required in the Formulation of the Product in order to comply with changes to cGMP occurring after the date of this Agreement or to comply with changes to the Specifications as amended from time to time by Bone Care, including additional validation work required for the Product or any stability testing required with respect to such changes.  Draxis will be required to provide reasonable documentary proof of such costs and the connection between such changes to FDA cGMP or Specifications and the costs incurred.  Draxis cannot make any changes to the Specifications without prior written approval by Bone Care.

2.5           Product Format.

Except as otherwise set out in this Section 2.5, Draxis shall Formulate Product in the product and packaging formats described in Schedule “A” for each Product.  Any changes to such Product and packaging formats requested by Bone Care shall be subject to the provisions of Section 2.4 and Article IV hereof.

2.6           Good Manufacturing Practices.

Draxis shall Formulate the Product in accordance with current Good Manufacturing Practices as determined by the Governmental Authorities of the jurisdiction in which the Product will be distributed by Bone Care.  Each Party shall promptly notify the other upon acquiring knowledge of any new instructions, processes or specifications required in order to comply with Good Manufacturing Practices, and shall cooperate in agreeing on the best means to comply with any new requirements.

2.7           Inspection.

Draxis shall allow representatives of Bone Care to observe the Formulation of the Product, at mutually agreeable times, for the purpose of determining compliance with applicable laws, regulations and Specifications.  Such inspection shall take place during Draxis’ normal business hours and upon prior written notice to Draxis of a reasonable amount of time, at least ten (10) Business Days, unless otherwise agreed upon by the Parties.  Bone Care’s exercise of these rights shall in no way modify or diminish Draxis’ obligations under this Agreement.  As set forth in Paragraph AF entitled “Compliance Audits” of the Quality Manual,  Bone Care shall also conduct an annual inspection of Draxis’ manufacturing facilities.

2.8           Regulatory Matters.

(a)           Except as otherwise provided in this Section 2.8, Bone Care shall be responsible for the costs of any regulatory efforts required relating to the Formulation of the Product including changes to the Specifications.  For greater certainty, by way of example and without limitation, Bone Care shall register and obtain all required Licenses and provide all necessary updates regarding the Product.  Draxis shall be responsible for, and bear any cost associated with, maintaining the Facility in compliance with FDA cGMP standards.

(b)           Bone Care shall prepare and submit any reports related to matters regarding the manufacture and production of the Product required by FDA or any applicable Governmental Authority including but not limited to Adverse Drug Event Reports and Field Alert Reports except (a) for reports that Draxis, as a manufacturer, has a nondelegable obligation to submit under law, statute or regulation and (b) reports for which Draxis, following a request made in writing by Bone Care, fails to supply to Bone Care, on a timely basis, all pertinent information in its possession or control for the preparation of such reports (it being further understood that Bone Care shall make its written request to Draxis in a timeframe which provides Draxis adequate time to supply the said information). Draxis shall advise Bone Care of any occurrence or information associated with Product manufacturing and production activities that could reasonably be expected to have adverse regulatory compliance and/or reporting consequences.

2.9           Accounting Audit.

(a)           Bone Care shall, upon not less than ten (10) Business Days’ notice, have the right to request Draxis to make available to an independent certified public or chartered accountant, selected by Bone Care and reasonably acceptable to Draxis, all relevant books, records and other data which are reasonably necessary to evaluate any adjustments made pursuant to Sections 2.3 and 2.4.  Bone Care may exercise such right not more than once in any Calendar Year, and then only with respect to adjustments made during the preceding five Calendar Years.  Such accountant shall agree to disclose to Bone Care only such information as is necessary to determine if the adjustments made pursuant to Sections 2.3 and 2.4 were accurate.  Such accountant shall also agree to disclose to Draxis the results of its review.

(b)           If such accountant concludes that adjustments made by Draxis were not made in accordance with this Agreement and resulted in additional expense to Bone Care, Draxis shall refund such amounts plus interest charged at the rate of prime plus two percent per annum, based upon the prime rate in the U.S. markets prevailing for the period commensurate with the dates of adjustments determined to be in violation of this Agreement, to Bone Care within thirty (30) days, and Draxis shall reimburse Bone Care for the entire cost of such accountant’s work, including all reasonable expenses, provided that the overcharge to Bone Care exceeds the cost of the accounting audit, otherwise such costs and expenses shall be paid by Bone Care. In addition, if such accountant concludes that adjustments made by Draxis resulted in Draxis undercharging Bone Care, Bone Care shall pay to Draxis the amount of such undercharge within thirty (30) days and shall furthermore pay all costs and expenses relating to the accounting audit.

ARTICLE III

QUALITY ASSURANCE

3.1           Testing.

(a)           Testing of Product shall be performed in accordance with the applicable terms of the Quality Manual.

(b)           In the event that any delivery fails to conform to the Specifications as described in Schedule “D”, or shall have been Formulated under conditions that do not comply with applicable FDA requirements of the provisions of this Agreement, Bone Care may reject such shipment by giving written notice to Draxis within sixty (60) days after delivery of the Product specifying the manner in which such delivery fails to meet the requirements thereof.  Draxis shall have thirty (30) days within which to accept or reject Bone Care’s claims.  Bone Care may withhold payment for any delivery of Product which fails to meet the requirements hereof.  With respect to claims accepted by Draxis, the invoice covering such shipment will be revised to reflect that no payment is due on such rejected Product.

(c)           In the event of a dispute as to Section 3.1(b), such dispute shall be resolved promptly by an independent testing organization of recognized repute within the pharmaceutical industry where Bone Care intends to sell the Product, mutually chosen by the Parties, the appointment of which shall not be unreasonably delayed by either Party.  The analytical methods used shall comply with FDA cGMP.  Until a dispute is resolved, neither Bone Care nor Draxis will dispose of a non-conforming delivery without prior written authorization from the other Party.  The fees and costs of the testing organization, and storage and handling of the Product, shall be borne by the Party determined by such testing organization to have not fulfilled their respective obligations under this Agreement.  The determination of the testing organization shall be final and binding upon the Parties.  In the event that payment regarding a shipment is withheld by Bone Care pursuant to Section 3.1(b) and a dispute that arises regarding that shipment under that Section is resolved in favor of Draxis, Bone Care shall promptly make payment to Draxis for the full amount of the invoice covering such shipment.  Such payment shall be made notwithstanding any non-compliance of expiration date assignments under Section E of the Quality Manual, which non-compliance is a direct result of the delays occasioned by the dispute resolution procedure specified in this Section where the dispute is resolved in favor of Draxis. Furthermore, where a dispute is resolved in Draxis’ favour, Bone Care shall assume all risks relating to diminished Product shelf life.

3.2           Reserve Samples.  Draxis shall retain for at least one (1) year after the expiration date of each lot or Batch of Product, a file sample properly stored from each such lot or Batch of Product Formulated, including market packages, sufficient to perform each quality control test specified in the Specifications at least two (2) times.  Draxis shall perform an annual inspection of retained samples and shall provide Bone Care with a written report of such inspections.

Draxis shall also maintain as reserve samples 100 ampules obtained proportionately from each portion of every production lot.  Twenty (20) ampules shall be obtained each from the first  1/4, 1/2, 3/4 and final quarter of each Product production lot.  Upon Bone Care’s written authorization, these samples shall be shipped to Bone Care under temperature monitored conditions.

3.3           Stability Testing.  Subject to Section 2.4, Draxis shall have the sole responsibility, at its expense, for conducting all required ongoing Product stability studies.  Stability testing shall be conducted on the first three (3) commercial lots manufactured for each dosage strength and on at least one lot annually.  Product stability samples shall be obtained from appropriate lots at Draxis’ facility per Bone Care’s written sampling plan or a sampling plan agreed upon in writing by the parties.

3.4           Product Batch Release.  Draxis shall be responsible for the release of each production Batch of Product, except to the extent that applicable Law requires that Bone Care be so responsible, in which event (and to such extent), Bone Care shall assume such responsibility.

3.5           Adverse Drug Experience Reports, Product Complaints and Recalls.  It is acknowledged that the Quality Manual sets out the terms of the Parties’ agreement on the subject matter of this Section 3.5.  Further, as provided in the Quality Manual, the costs of any recall shall, subject to the limitation of liability provided for in Section 6.7 hereof, be borne by Draxis in the event of a material breach of this Agreement by Draxis that results in a Product recall.

ARTICLE IV

PRODUCT SUPPLY AND QUANTITIES

4.1           Forecasts

(a)           Annual Forecasts.  By no later than June 30th of each Calendar Year, Bone Care shall provide Draxis with a twelve (12) month forecast of its Product Formulation requirements for the next Calendar Year (“Annual Forecasts”).  The Annual Forecast shall be for Draxis’ planning purposes only and Bone Care shall not be responsible for any costs or expenses incurred by Draxis pursuant to the Annual Forecasts.

(b)           *** Rolling Forecasts.  In addition to the Annual Forecasts, ***

4.2           Scheduling

(a)           Firm Zone.  ***

(b)           Material Zone. ***

(c)           Open Zone.  ***

4.3           Failure to Supply. Draxis shall supply the quantities of the Product ordered by Bone Care in accordance with the terms of a *** Rolling Forecast and shall deliver Product to Bone Care no later than the 25th day of the month preceding the month for which the quantities of Product had been ordered.  Subject to Sections 6.2, 6.7 and 8.2 hereof, if Draxis fails to supply the quantities of the Product ordered by Bone Care in accordance with the terms of a *** Rolling Forecast, Draxis shall undertake expeditiously all reasonable necessary steps to cure this failure forthwith to the reasonable satisfaction of Bone Care. In the event that Draxis fails to timely deliver Product to Bone Care in accordance with the terms of this Agreement, Bone Care may, at its sole discretion, purchase from any other source or manufacture the quantity of Product necessary to meet its requirements.

4.4           Batch Size.  Bone Care shall provide its orders of Product in Draxis’ standard manufacturing Batch sizes for each of the Product as referenced in Schedule “C” and reflected in the *** Rolling Forecast.  Bone Care acknowledges that costs for recycling or disposing of the balance of a Batch may be incurred if it orders Product in less than standard Batch size, and accordingly, Bone Care agrees to reimburse Draxis for all such reasonable costs incurred by Draxis to the extent that such costs have not already been included in the invoice price relating to such order.  Draxis agrees to try to use Commercially Reasonable Efforts to minimize the costs to Bone Care if it orders Product in less than standard Batch size.

4.5           Inventory and Safety Stock.  Any inventory of Materials held by Draxis beyond the requirements necessary for delivery of the Product forecasted in the Firm Zone and Material Zone of the *** Rolling Forecast is the sole responsibility of Draxis, unless such inventory is approved in writing by Bone Care.  Bone Care shall advise Draxis of the necessary quantity of safety stock of finished Product required to be held by Draxis on behalf of Bone Care.  Draxis shall not use any inventory of Active Ingredient for any purpose other than formulation of the Product.

4.6           Graphic Changes.  If there is to be any change to any artwork for Product, at least fourteen (14) weeks prior to the intended first delivery date of such Product with such changed artwork, Bone Care shall provide to Draxis, at no cost, digital artwork in a format acceptable to Draxis and in compliance with the packaging specifications for such Product.  All one-time costs and expenses associated with any such artwork changes shall be the responsibility of Bone Care.  Packaging and label control provisions relating to printed supply specifications are set forth in the Quality Manual, Section VI, paragraph B.

ARTICLE V

DELIVERY AND TITLE TO PRODUCT

5.1           Delivery.

(a)           All Product Formulated by Draxis hereunder shall be delivered to Bone Care upon release of the Product by Draxis’ Quality Assurance Department in accordance with the provisions of Article III and Section 4.3 of this Agreement.

(b)           Draxis shall ship Product ordered by Bone Care pursuant to this Agreement in accordance with Bone Care’s instructions.  Draxis shall arrange for the shipment of the Product (Incoterms 2000), Draxis’ loading dock.  Draxis will select the carrier and insurance company on behalf of Bone Care from a list provided by Bone Care and shall retain said carrier and insurance company on behalf of Bone Care in accordance with the terms of this Agreement.  Draxis shall schedule freight pick-up, load the carriers, trailer and complete the documentation and invoice Bone Care directly for all Handling Charges..  If Bone Care wishes the delivery of the Product to be on any unique pallets, Bone Care shall, at its own cost and expense, make such pallets available to Draxis.

(c)           ***

5.2           Replacement Product.

(a)           If the Parties agree that any Product delivered hereunder fails in whole or in part to conform to this Agreement, whether by reason of being of quality or quantity not stipulated, or non-compliance with the Specifications (“Rejected Product”), or if a dispute between the Parties in this regard has been resolved pursuant to Section 3.1(c) in favor of Bone Care, or for any other reason contemplated by Section 3.1, Draxis agrees to use Commercially Reasonable Efforts to expeditiously deliver replacement Product for the Rejected Product (“Replacement Product”) within one hundred twenty (120) days of the date Draxis accepts Bone Care’s written notice of rejection or resolution of the dispute, whichever is later.

(b)           If the Parties agree that all or part of the Rejected Product may be reworked or reclaimed, Bone Care shall return such Rejected Product to Draxis forthwith.  The expense of such shipment shall be borne by Draxis.

(c)           Notwithstanding the existence of a dispute concerning Product rejected by Bone Care, pending resolution of such dispute, Draxis shall continue to timely deliver additional Product of the type and quantity deemed to be rejected under Section 5.2 (a) hereof and Bone Care shall be obligated to pay for all such Product delivered in compliance with the terms of this Agreement.  In the event that it is ultimately determined that the Product in dispute was properly rejected by Bone Care, Draxis shall promptly reimburse to Bone Care any payment that has been made in respect of such Product.

5.3           Right to Manufacture.

Draxis shall not be required to Formulate or supply Product in accordance with the terms of this Agreement as to which:

(i)            any Person claims the Formulation or distribution infringes or otherwise violates any Law respecting patents or trademarks unless Bone Care agrees to indemnify Draxis against any such claim;  or

(ii)           any Governmental Authority alleges such manufacture or distribution violates any Law.  Bone Care shall provide immediate written notice of any such claim of any Governmental Authority to Draxis.

Each Party shall promptly notify the other of any claim received by it that the Formulation or distribution infringes or otherwise violates any Law respecting patents or trademarks.  The Parties agree to consult with one another to arrive at a mutually acceptable procedure to contest any such claim and to set guidelines relating to the acceptable levels of costs and expenses and reimbursement of same; provided, however, that nothing contained herein shall prevent Draxis from ceasing to Formulate or supply Product as required by this Agreement until such time as the infringement claim is dealt with to its satisfaction unless and until Bone Care agrees to fully indemnify Draxis against such claim and an acceptable proposal for the reimbursement of Draxis’ costs and expenses is made by Bone Care to Draxis.

5.4           Manufacturing Records.

Draxis shall maintain true, accurate and complete records regarding the Formulation, testing, and supply of Product as required by Law including, without limitation, information concerning the machinery and equipment used to Formulate the Product, stability information, Formulation information, Product-in-process information and other such relevant and customary information concerning the Product.

5.5           Insurance.  Bone Care shall be responsible for obtaining appropriate and customary general liability, product liability and recall insurance with respect to the Product. Draxis shall be responsible for obtaining appropriate and customary general liability insurance with respect to the Formulation of the Product.  Bone Care shall be responsible for obtaining appropriate and customary general liability insurance with respect to transfer of Active Ingredient to Draxis.  Draxis shall be responsible for obtaining appropriate and customary general liability insurance with respect to storage of Active Ingredient in the Facility.

ARTICLE VI

WARRANTIES AND INDEMNITIES

6.1           Draxis Warranties.  Draxis warrants and covenants that:

(a)           all Product Formulated and delivered to or at the direction of Bone Care by Draxis will comply with the Licenses and shall have been Formulated in accordance with and comply with the Specifications and FDA cGMP, and shall not be adulterated;

(b)           all quantities of Product supplied to Bone Care hereunder shall be marked by Batch and include expiration dates or otherwise in accordance with Bone Care’s standard marking procedures;

(c)           all Materials (other than the Active Ingredient supplied by Bone Care) used in the Formulation of Product shall be in compliance with Specifications and FDA cGMP’s; and

(d)           all Product Formulation will include in process and quality control testing to guarantee product quality, acceptability and compliance with Specifications and FDA cGMP.

The foregoing representations, warranties and covenants shall survive the execution and delivery of this Agreement and shall continue in full force and effect for the benefit of Bone Care.  Such representations, warranties and covenants are in addition to and not in substitution for any representations and warranties made by Draxis to Bone Care or its assignee pursuant to this Agreement or any other agreement between Bone Care and Draxis or its assignee.

6.2           Bone Care Representations and Warranties.  Bone Care warrants and covenants that:

(a)           it shall obtain and maintain all necessary permits, registrations and Licences required for it to perform its obligations to Draxis under this Agreement including, without limitation, submitting all annual periodic reports to the relevant Governmental Authorities with respect to the Product;

(b)           it shall provide all information necessary for Draxis to Formulate the Product in accordance with the Specifications and all applicable Laws including, without limitation, FDA cGMP; and shall make its employees available to respond to questions concerning such information;

(c)           it shall ensure that Draxis is at all times during the term of the Agreement in possession of sufficient amounts of Active Ingredient for Draxis to Formulate the Product in accordance with the Specifications and all applicable Laws including, without limitation, FDA cGMP ;

(d)           it shall not request changes to the Specifications that are technically unfeasible and/or materially burdensome to Draxis;

(e)           it shall take reasonable and customary steps to ensure that the Active Ingredient supplied to Draxis pursuant to the terms of the Agreement comply with the Specifications and all applicable Laws including, without limitation, FDA cGMP; and

(f)            it shall ensure that all packaging and labeling requirements for the Product are in accordance with applicable Law.

The foregoing representations, warranties and covenants shall survive the execution and delivery of this Agreement and shall continue in full force and effect for the benefit of Draxis.  Such representations, warranties and covenants are in addition to and not in substitution for any representations and warranties made by Bone Care to Draxis or its assignee pursuant to this Agreement or any other agreement between Bone Care and Draxis or its assignee.

6.3           Government Inspections and Communications.  Draxis agrees to notify promptly Bone Care of any inspections of any Governmental Authority pending as of the date hereof or as notice of same may arise, and of any communications to or from any Governmental Authority (including the reporting of adverse drug experiences or field alerts) which might (i) adversely affect Draxis’ ability to perform its obligations under this Agreement, or (ii) result in an inspection of the Facility regarding Formulation of the Product.

6.4           Indemnity of Draxis.  Subject to the limitations on liability specified in Section 6.7, Bone Care agrees to indemnify and hold harmless Draxis for any and all Losses associated with the actions of Bone Care and/or its Affiliates, agents or representatives arising out of or resulting from:

(a)           the use, manufacture, marketing, sale and/or distribution of any or all of the Product, unless such liability arises as a result of Draxis’ negligent act or omission, breach of warranty or failure to perform a covenant under this Agreement;

(b)           the infringement by Bone Care of the intellectual property rights of a third person; or

(c)           a material breach by Bone Care of any of the terms of this Agreement.

6.5           Indemnity of Bone Care.  Subject to the limitations on liability specified in Section 6.7, Draxis agrees to indemnify and hold harmless Bone Care for any and all

Losses associated with the actions of Draxis and/or its Affiliates, agents or representatives arising out of or resulting from:

(a)           breach of warranty or failure to perform a covenant under this Agreement; or

(b)           a material breach by Draxis of any of the terms of this Agreement.

6.6           Indemnity Proceedings.

(a)           Any Indemnitee seeking indemnification under this Agreement (the “Indemnified Party”) shall forthwith notify the other Party (“Indemnitor”) of such matter in writing.  If a claim by a third party is made against an Indemnitee, and if the Indemnitee intends to seek indemnity with respect thereto under this Agreement, the Indemnitee shall promptly (and in any case within thirty (30) days of such claim being made) notify the Indemnitor of such with reasonable particulars.  The Indemnitor shall have thirty (30) days after receipt of such notice to undertake, conduct and control, through counsel of their own choosing (reasonably acceptable to Indemnitee) and at their own expense, the settlement or defense thereof, and the Indemnitee shall cooperate with them in connection therewith, except that with respect to settlements entered into by the Indemnitor (i) the consent of the Indemnitee shall be required if the settlement provides for equitable relief against the Indemnitee, which consent shall not be unreasonably withheld or delayed; and (ii) the Indemnitor shall obtain the release of the Indemnitee.  If the Indemnitor undertakes, conducts and controls the settlement or defense of such claim (i) they shall permit the Indemnitee to participate in such settlement or defense through counsel chosen by the Indemnitee, provided that the fees and expenses of such counsel shall be borne by the Indemnitee; and (ii) they shall promptly reimburse the Indemnitee for the full amount of any loss resulting from any claim and all related expenses (other than the fees and expenses of counsel as aforesaid) incurred by the Indemnitee.  The Indemnitee shall not pay or settle any claim so long as the Indemnitor is reasonably contesting any such claim in good faith on a timely basis.  Notwithstanding the two immediately preceding sentences, the Indemnitee shall have the right to pay or settle any such claim, provided that in such event it shall waive any right to indemnity therefor by the Indemnitor.

(b)           With respect to third party claims, if the Indemnitor does not notify the Indemnitee within thirty (30) days after the receipt of the Indemnitee’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnitee shall have the right, but not the obligation, to contest, settle or compromise the claim in the exercise of its reasonable judgement using counsel of its choice at the expense of the Indemnitor.

(c)           In the event of any claim by a third party against an Indemnitee, the defense of which is being undertaken and controlled by the Indemnitor, the Indemnitee will use all reasonable efforts to make available to the Indemnitor those employees whose assistance, testimony or presence is necessary to assist the Indemnitor in evaluation and in defending any such claim; provided that the Indemnitor shall be responsible for the expense associated with any employees made available by the Indemnitee to the Indemnitor hereunder, which expense shall be equal to an amount to be mutually agreed upon per person per hour or per day or each day or portion thereof that such employees are assisting, and which shall not exceed the actual cost to the Indemnitee associated with such employees.

6.7           Limitation of Liability.  ***

6.8           Limited Patent License.  Bone Care grants no licenses to Draxis under Canadian patents owned by or licensed to Bone Care except to the extent necessary to manufacture Product for Bone Care in accordance with the specific terms of this Agreement.  The license so granted shall be fully paid and nonexclusive and shall terminate upon the termination of this Agreement.  Subject to the terms of Section 8.8, Draxis shall have not have the right to (i) assign any such license rights without the written consent of Bone Care, (ii) manufacture Product for any party or for any purpose except as provided expressly herein, or (iii) sublicense any licenses granted pursuant to this paragraph.  Except as expressly provided herein, Bone Care does not grant to Draxis a license, either express or implied, to make, use, sell, offer for sale, or import products under any intellectual property rights, including patent rights, owned by or licensed to Bone Care.  Subject to the terms of this Agreement including, without limitation, the terms of Section 2.1 (b) hereof which set out the guaranteed percentage of annual aggregate Formulation volumes of Product, Bone Care retains the right to sublicense any and all rights under Canadian patents owns by or licensed to Bone Care to third parties.

ARTICLE VII

TERM AND TERMINATION

7.1           Term of Agreement.

This Agreement is effective from the date hereof, and shall continue in effect for five (5) years from such date unless earlier terminated or extended in accordance with the terms of the Agreement (the “Term”).

7.2           Termination of Agreement.

(a)           Either Party may terminate the Agreement with written notice to the other Party, if the other Party defaults in a material respect in the performance or observance of any of its obligations under this Agreement and such default continues, unremedied, for a period of sixty (60) Business Days following written notice of such default to the defaulting Party.

(b)           Either Party may terminate this Agreement upon notice to the other Party, if the other Party makes an assignment for the benefit of its creditors, is adjudged bankrupt, becomes insolvent, ceases or threatens to cease to carry on business, files or consents to the filing of a petition in bankruptcy, seeks to take advantage of any legislation relating to insolvency, arrangement or relief of debtors, winds-up or liquidates, or if any receiver, trustee, liquidator or similar official is appointed of such other Party or any of its property.

(c)           Following termination of this Agreement, Bone Care will have access to any records and Batch samples relating to the Formulation of the Product under this Agreement.  Termination of this Agreement shall not affect any obligation to pay money, indemnify, reimburse or maintain confidentiality which either Party may have incurred during the term of this Agreement.

(d)           Within ninety (90) days of the effective date of the termination of this Agreement for any reason, Bone Care may, at its option, purchase at cost any Materials that Draxis has purchased exclusively for Bone Care in accordance with this Agreement for the Formulation of the Product.  Upon the termination of this Agreement, Bone Care may, at its option, place orders with Draxis for the Formulation of additional Product in order to exhaust existing stocks of Materials.  Any Materials associated with the Product that are not purchased by Bone Care pursuant to this Section 7.2(d) shall be disposed of or destroyed in accordance with Bone Care’ instructions.

(e)           Following termination of this Agreement, Draxis shall return to Bone Care, in accordance with the provisions of Section 5.1 hereof, any Materials, Active Ingredient or equipment that were purchased, or provided, by Bone Care in accordance with this Agreement for the Formulation of the Product.

7.3           Renewal of Agreement.  Unless terminated in accordance with Section 7.2 hereof, this Agreement shall automatically renew at the end of the Term for further successive periods of one year, unless either Party gives written notice of non-renewal to the other Party one (1) year prior to the end of the Term or the end of a renewal period, as the case may be.

ARTICLE VIII

MISCELLANEOUS

8.1           Relationship of the Parties.  The relationship between Draxis and Bone Care created pursuant to this Agreement is intended to be and shall be solely that of independent contractors.  Neither Party, nor its employees, agents or representatives, shall under any circumstances be considered employees, agents, partners, joint venturers or representatives of the other Party.  Neither Party, nor its employees, agents or representatives shall act or attempt to act, or represent themselves, directly or by implication, as an employee, agent, joint venturer, partner or representative of the other Party or in any manner assume or create, or attempt to assume or create, any obligation or liability of any kind, express or implied, on behalf of or in the name of the other Party.  No person other than Bone Care or Draxis may rely on or enforce any provision of this Agreement.

8.2           Force Majeure.

(a)           Defined.  In this Agreement, “Force Majeure” means an event or occurrence beyond the reasonable control of a Party which by the exercise of reasonable diligence could not be overcome, including, but not limited to, strikes, lock-outs, labour disruptions, acts of God, changes in the law, restraints of governments, riots, arrests of people, act of war, civil disturbances, rebellion or sabotage, severe breakage of or accident to machinery, plant or equipment, pipeline or pipe failure, failure of fuel or water supply or transportation, fire, flood, lightning, ice, epidemic, explosion, defaults by suppliers not caused by the act or omission of the Party, any delay or failure by a Governmental Authority to issue any relevant permit or order not caused by the act or omission of the Party.

(b)           Notice; Non-Default.  A Party shall be deemed not to be in default with respect to non-performance of any of its obligations under this Agreement except for payment obligations, if and so long as such non-performance is due in whole or in some material way to an event of Force Majeure and that Party has used its commercially reasonable efforts to remove the event of Force Majeure and to perform its obligations under the Agreement.  If an event of Force Majeure occurs, the Party affected shall promptly notify the other Party of the occurrence of the event, its extent and probable duration.

Subject to Section 8.2(c) hereof, if Draxis is unable to supply Bone Care with its requirements of Product by reason of Force Majeure, Force Majeure shall excuse Draxis’ performance until the Force Majeure has ceased and for a reasonable period of time thereafter, to allow Draxis to restore itself to the position it was in with respect to the Formulation of Product immediately prior to Force Majeure.  Within thirty (30) days of notification by Draxis that it is able to resume the necessary supply of the Product to Bone Care, Bone Care shall resume obtaining its requirements of Product from Draxis pursuant to the terms of this Agreement.  Draxis shall suffer no penalty or incur any liability for its inability to perform hereunder by reason of Force Majeure.

(c)           Termination.  If a Party’s failure to perform any of its obligations of Force Majeure has continued for one hundred and twenty (120) days, unless within such period the non-performing Party has begun to remedy its inability to perform, the other Party may, if itself not in default under the Agreement, terminate this Agreement by providing written notice to the non-performing Party.  In the event of such termination, both Parties’ respective rights and obligations under this Agreement shall terminate except for any amounts previously due and owing by one Party to the other and except for any other obligations which this Agreement expressly provides shall survive termination.

8.3           Further Assurances.  Each Party will at any time and from time to time, upon the request of the other Party, execute and deliver such further documents and do such further acts and things as the other Party may reasonably request to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

8.4           Confidentiality.  During the term of this Agreement and for a period of ten (10) years thereafter except as otherwise provided, no Party shall, without the specific written consent of the other Party, disclose to any third party (except to governmental health authorities to obtain and maintain the registrations of the Product or other disclosures required by Law) or use for its own purposes any information which is received in confidence from the other Party or its agent(s) pursuant to this Agreement concerning the Product or the other Party’s business unless such information:

(a)           was or becomes public through no fault of the receiving Party; or

(b)           was subsequently, lawfully and in good faith obtained by the receiving Party from an independent third party without, to the best of the knowledge of the receiving Party, a breach of any confidentiality obligations, as shown by documentation sufficient to establish the third party as the source of the information and not obtained by the third party from the disclosing Party; or

(c)           which receiving Party can establish, by documented and competent evidence, was known to that Party prior to the date of disclosure of such information by the disclosing Party.

8.5           Notices.  Any notice or other communication made under this Agreement (other than routine business communication) shall be in writing and shall be properly given:  (i) when delivered if sent by personal delivery; (ii) when transmitted if sent by facsimile with confirmation of transmission; or (iii) three days after being posted if sent by registered mail return receipt requested, addressed:

(a)	if to Draxis, to it at:	Draxis Pharma Inc.
16751 Trans- Canada Highway
Kirkland, Quebec, Canada H9H 4J4
Facsimile: (514) 694-3841

Attention: President

(b)	if to Bone Care, to it at:	Bone Care International, Inc.
Bone Care Centre
1600 Aspen Commons
Middleton, WI 53562
Facsimile: (608) 662-0032

Attention: Vice President, Finance

A Party may change its address for notice by notifying the other Party at any time.

8.6           Waiver.  No delay or failure on the part of a Party in exercising any rights under this Agreement shall affect any of such Party’s rights.

8.7           Severability.  Any provision of this Agreement that is held to be inoperative, unenforceable or invalid in any jurisdiction shall be inoperative, unenforceable or invalid in that jurisdiction without affecting any other provision hereof in that jurisdiction or the operation, enforceability or validity of that provision in any other jurisdiction, and to this end the provisions hereof are declared to be severable.

8.8           Inurement; Assignment.  This Agreement is binding on and inures to the benefit of each Party and its successors and permitted assigns, provided that neither Bone Care nor Draxis shall assign or otherwise transfer any rights under or interest in this Agreement without the other Party’s prior written consent, such consent not to be unreasonably withheld.  Draxis may assign this Agreement to an Affiliate provided all Formulation remains at the Facility, and Draxis continues to guarantee the performance obligations of the Affiliate as and to the extent of such obligations required by this Agreement.  Bone Care may also assign this Agreement to an Affiliate provided such Affiliate is of comparable credit-worthiness as Bone Care.

8.9           Entire Agreement.  Except for the terms of a letter of agreement bearing even date herewith, this Agreement constitutes the entire agreement between the Parties and cancels and supercedes any prior understanding and agreements between the Parties with respect ot the matters contained herein.

8.10         Amendments.  This Agreement may not be modified or amended except by further written statement signed by both Parties.

8.11         Incorporation of Schedules.  The schedules attached to this Agreement are incorporated by reference herein and made a part hereof.  In the event of any inconsistency that may exist or arise between the provisions of this Agreement and any provision of the Quality Manual attached hereto in Schedule G and the Production Proposal attached as Schedule H, the parties agree that the terms of this Agreement shall control.

8.12         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to that State’s conflict of laws principles.

8.13         Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date written above, by their authorized officers, who by signing confirm their authority and intention to bind the Party they represent.

BONE CARE INTERNATIONAL, INC.

Per:	/s/ Robert A. Beckman
Robert A. Beckman
Vice President, Finance and Chief
Financial Officer

DRAXIS PHARMA INC.

Per:	/s/ Jim A. H. Garner
Jim A. H. Garner
President

SCHEDULE “A”

DESCRIPTION OF PRODUCT

Product Name	SKU-NDC#	Description

Hectorol® Injection (α-Hydroxyvitamin D2)	64894-840-50	2 mL ampule containing 4.0 µg Doxercalciferol

SCHEDULE “C”

PRODUCT PRICE

***

SCHEDULE “D”

Finished Product Specifications

Hectorol Injection, 2 µg/mL, in 2 mL ampules

***

Please note that the method number listed above is a general reference to the latest approved version of the method.

SCHEDULE “E”

Volume Discount Plan

***

SCHEDULE “F”

Capital Plan

***

*      These requirements and quoted costs are based on the above noted assumptions and are good faith estimates of the capital required for the Facility to Formulate the Product.  ***